UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 27, 2020

We hereby inform as a Relevant Information Communication that due to the resignation of Mr. Augusto Baertl Montori from his position as Director of Graña y Montero S.A.A. and as President of the Board of Directors1, the new composition of the Committees of the Board of Directors of Graña y Montero S.A.A. is the following:

Audit Commitee	Talent Committee	Strategy and Investment Commitee	Risk and Compliance Commitee
Manuel del Rio Jiménez (President)	Rafael Venegas Vidaurre (President)	Christian Laub Benavides (President)	Alfonso de Orbegoso Baraybar (President)
Pedro Pablo Errázuriz Domínguez	Ernesto Balarezo Valdez	Rafael Venegas Vidaurre	Manuel del Rio Jiménez
Alfonso de Orbegoso Baraybar	Pedro Pablo Errázuriz Domínguez	Ernesto Balarezo Valdez	Christian Laub Benavides
Esteban Viton Ramirez	Esteban Viton Ramirez	Esteban Viton Ramirez	Ernesto Balarezo Valdez

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 27, 2020

1 Timely communicated to the market on 27.08.2020.